WNC HOUSING TAX CREDIT FUND IV, L.P., SERIES 2
(the “Registrant”)
17782 Sky Park Circle
Irvine, California 92614
(714) 662-5565, Extension 600

January 27, 2015

«Partnership»

«NAME2»

«ADDRESS», «ADDRESS2»

«CITY», «STATE» «ZIP»

Dear Holders of Units of Limited Partnership Interest (“Limited Partners”):

Previously, we sent you a Consent Solicitation Statement regarding the Registrant dated April 8, 2014. The proposal described in the Consent Solicitation Statement was approved by a majority-in-interest of the Limited Partners, effective on May 19, 2014. This letter describes certain developments that have occurred since then.

The Consent Solicitation Statement had, as its subject matter, the sale of the Registrant’s limited partnership interest in Klimpel Manor, Ltd., or alternatively, the sale of the apartment housing owned by Klimpel Manor, Ltd.

The Consent Solicitation Statement also addressed (see “SPECIAL FACTORS” therein) the litigation that had been commenced by the Registrant against the general partner of Klimpel Manor, Ltd. (the “KMA GP”).

The litigation among the Registrant, the KMA GP and other parties has been settled with the approval of the court hearing the litigation. The interest of the KMA GP in Klimpel Manor, Ltd. has been sold to WNC Development Partners, L.P., which is an affiliate of the Partnership and is identified in the Consent Solicitation Statement. Accordingly, the condition that consent be received from the KMA GP to the transfers of either the Registrant’s interest in Klimpel Manor, Ltd., or alternatively, the sale of the apartment housing owned by Klimpel Manor, Ltd. has been eliminated.

Due to the passage of time, the LP Purchaser (as that term is defined in the Consent Solicitation Statement) is assessing its ability to purchase the Registrant’s interest in Klimpel Manor, Ltd., or alternatively, the apartment housing owned by Klimpel Manor, Ltd., under the terms of the amendment to the Registrant’s agreement of limited partnership as included in the Consent Solicitation Statement and as approved by the Limited Partners. If the LP Purchaser decides not to do so, another purchaser would be sought by the Registrant’s general partner and the new general partner of Klimpel Manor, Ltd., consistent with the Plan of Liquidation approved by the Limited Partners on May 8, 2012.

No estimate of a timetable can be provided at this time. The Limited Partners’ approval of the sale to the LP Purchaser is effective until May 19, 2016.

Sincerely,

WNC Tax Credit Partners IV, L.P.,

General Partner